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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            _______________________

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            _______________________

                       Date of Report: February 10, 2005

                              CEMEX, S.A. de C.V.
                              -------------------
             (Exact name of Registrant as specified in its charter)

                                  CEMEX Corp.
                                  -----------
                (Translation of Registrant's name into English)

                             United Mexican States
                             ---------------------
                (Jurisdiction of incorporation or organization)

          Av. Ricardo Margain Zozaya #325, Colonia del Valle Campestre
                    Garza Garcia, Nuevo Leon, Mexico 66265
          ------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X           Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____              No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A


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                                    Contents

     1. Press release issued by CEMEX, S.A. de C.V., dated February 8, 2005, announcing that it has signed an agreement to sell certain U.S. assets to Votorantim Participacoes S.A. (attached hereto as exhibit
           1).





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                                   SIGNATURE


        Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                           CEMEX, S.A. de C.V.
                                           (Registrant)



Date:    February 9, 2005                   By:    /s/ Rafael Garza
                                               ---------------------------------
                                                   Name:  Rafael Garza
                                                   Title: Chief Comptroller


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                                 EXHIBIT INDEX


EXHIBIT NO.         DESCRIPTION

1 Press release issued by CEMEX, S.A. de C.V., dated February 8, 2005, announcing that it has signed an agreement to sell certain U.S. assets to Votorantim Participacoes S.A.


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                                                                      EXHIBIT 1



 Media Relations           Investor Relations             Analyst Relations
   Jorge Perez             Abraham Rodriguez                Ricardo Sales
(52 81) 8888-4334          (52 81) 8888-4262                (212) 317-6008


                         [CEMEX logo graphic omitted]


                             CEMEX SIGNS AGREEMENT TO DIVEST U.S. ASSETS

MONTERREY, MEXICO, February 08, 2005 - CEMEX, S.A. de C.V. (NYSE: CX) announced today that it has signed an agreement with Votorantim Participacoes S.A. for the sale of certain CEMEX assets in the Great Lakes region of the U.S. The waiting period with respect to the transaction under the Hart-Scott-Rodino Antitrust Improvements Act has expired.

Votorantim is acquiring the Charlevoix and Dixon-Marquette cement plants, and certain distribution terminals located in the Great Lakes Region.

CEMEX began evaluating alternatives to divest these assets at the beginning of 2004, after reviewing its strategic position in the U.S. The transaction will be structured as a sale of assets. The closing of this transaction is subject to the satisfaction of customary conditions precedent, and it is expected to occur during the first quarter of 2005. CEMEX will keep its distribution terminal located in Detroit. The value to be realized from the Votorantim transaction is expected to approximate U.S.$ 389 million.

Total production capacity of both cement plants is close to 2 million metric tons a year and has represented approximately nine percent of the current operating cash flow generation of CEMEX's U.S. business.

CEMEX is a leading global producer and marketer of cement and ready-mix products, with operations concentrated in the world's most dynamic cement markets across four continents. CEMEX combines a deep knowledge of the local markets with its global network and information technology systems to provide world-class products and services to its customers, from individual homebuilders to large industrial contractors. For more information, visit www.CEMEX.com

                                      ###

This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. There can be no assurance that the transaction will close or that it will close on the terms described above. CEMEX assumes no obligation to update or correct the information contained in this press release.